August 6, 2010

VIA EDGAR

Jeffrey P. Riedler Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Exelixis, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2010
Filed March 10, 2010
Schedule 14A filed April 13, 2010
File Number: 000-30235

Dear Mr. Riedler,

Exelixis, Inc. (the “Company”) is pleased to respond to the Staff’s comment letter, dated July 26, 2010, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2010 and Schedule 14A filed April 13, 2010. The following information is provided in response to Staff’s comments, which comments are included below in bold italics. Please note that the heading and number of each response set forth below correspond to the heading and number of the comment contained in the Staff’s letter.

Form 10-K for the fiscal year ended January 1, 2010

Proprietary Rights, page 22

1.	Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

In response to the Staff’s comment, commencing with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2010 (the “2010 Form 10-K”), the Company proposes to include expanded disclosure regarding its patents and patent applications related to XL184, the Company’s most advanced drug candidate, as well as more general disclosure regarding patent applications and the potential resulting patent expiration date range relating to the Company’s earlier stage compounds. The Company believes that more detailed disclosure with respect to its earlier stage compounds would not be helpful to investors or otherwise be material since development timelines and resulting potential regulatory filing and commercialization dates with respect to such compounds are uncertain and undisclosed at this stage. The proposed disclosure would be substantially as set forth on Exhibit A hereto. The disclosure would be updated at the time of filing of the 2010 Form 10-K to reflect any material developments after the date of this letter.

170 Harbor Way P.O. Box 511 South San Francisco, CA 94803 main 650.837.7000 fax 650.837.8300 www.exelixis.com

Schedule 14A filed April 13, 2010

2.	We note that you have not included any disclosure in response to Item 402(a) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company supplementally advises the Staff that the Company, after review and analysis by the Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors (the “Board”), determined that no disclosure related to the Company’s compensation policies and practices for its employees was required pursuant to Item 402(s) of Regulation S-K (“Item 402(s)”). The Compensation Committee concluded that the Company’s relatively straightforward compensation policies and practices are designed with the appropriate balance of risks and reward with respect to the Company’s overall business strategy and do not incentivize executives to undertake unnecessary or excessive risks. In reaching this conclusion, the Compensation Committee noted the following risk-limiting attributes of the Company’s compensation policies and practices: (a) the base salary component does not encourage risk-taking because it is a fixed amount and historically has not been subject to significant change from year-to year; (b) awards under the Company’s equity incentive plan vest over multiple years, aligning the interests of executive officers with the interests of long-term stockholders; (c) annual base salaries, cash bonuses and awards under the Company’s equity incentive plan are based on a review of a variety of elements of performance, including the Company’s performance against annual corporate, research and development and business goals, thereby diversifying the risks associated with any single element of performance; (d) the Compensation Committee’s practice of considering non-financial and other qualitative factors in determining compensation awards discourages excessive risk-taking and rewards good executive judgment; (e) the relative balance among the three components of overall compensation for the Company’s senior executives in terms of annual base salary, cash bonuses and incentive plan awards diversifies the incentives of employees to act consistently with both longer and shorter term objectives, thereby reducing risk; and (f) the process by which final annual base salaries, cash bonus and incentive compensation awards are approved, either by the independent members of the Board following recommendation by the Compensation Committee, or by the Compensation Committee following delegation by the Board, encourages careful analysis of any risks resulting from the Company’s compensation policies and practices. Based on this analysis, the Company concluded that the risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. Accordingly, no disclosure related to the Company’s compensation policies and practices for its employees was required pursuant to Item 402(s).

Where applicable in future filings, the Company will provide appropriate disclosures pursuant to Item 402(s) if the Company determines that the risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

170 Harbor Way P.O. Box 511 South San Francisco, CA 94803 main 650.837.7000 fax 650.837.8300 www.exelixis.com

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (650) 837-7251.

Sincerely,

/s/ James B. Bucher
James B. Bucher
Vice President, Corporate Legal Affairs and Secretary

cc:	Laura Crotty, Division of Corporation Finance

Michael Morrissey, President and Chief Executive Officer

Frank Karbe, Executive Vice President and Chief Financial Officer

Pamela A. Simonton, Executive Vice President and General Counsel

Daniel Coleman, Ernst & Young LLP

Suzanne Sawochka Hooper, Cooley LLP

170 Harbor Way P.O. Box 511 South San Francisco, CA 94803 main 650.837.7000 fax 650.837.8300 www.exelixis.com

EXHIBIT A

Patents and Proprietary Rights

We actively seek patent protection in the United States, European Union, and selected other foreign countries to cover our drug candidates and related technologies. Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country. We have numerous patents and pending patent applications that relate to methods of screening drug targets, compounds that modulate drug targets, as well as methods of making and using such compounds. While many patent applications have been filed relating to the drug candidates that we are currently pursuing, the majority of these are not yet issued or allowed.

XL184, our most advanced drug candidate, is covered by an issued patent in the United States (U.S. Pat. No. 7,579,473) for the composition-of-matter of XL184 and pharmaceutical compositions thereof. This issued patent will expire in September 2024, subject to any available extensions. Foreign counterparts of this issued U.S. patent are pending in the European Union, Australia, Japan and Canada, which, if issued. are anticipated to expire in 2024. We have patent applications pending in the United States, European Union, Australia, Japan and Canada covering certain synthetic methods related to making XL184, which if issued are anticipated to expire in 2024. We have filed patent applications in the United States and other selected countries covering certain salts, polymorphs and formulations of XL184 which if issued are anticipated to expire in approximately 2030. We have filed several patent applications in the United States and other selected countries relating to combinations of XL184 with certain other anti-cancer agents which if issued are anticipated to expire in approximately 2030.

We have pending patent applications in the United States and European Union covering the composition-of-matter of our other drug candidates currently in clinical or preclinical development which, if issued, are anticipated to expire between 2023 and 2030.

We have obtained licenses from various parties that give us rights to technologies that we deem to be necessary or desirable for our research and development. These licenses (both exclusive and non-exclusive) may require us to pay royalties as well as upfront and milestone payments.

While trade secret protection is an essential element of our business and we have taken security measures to protect our proprietary information and trade secrets, we cannot give assurance that our unpatented proprietary technology will afford us significant commercial protection. We seek to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants are also required to sign agreements obligating them to assign to us their interests in intellectual property arising from their work for us. All employees sign an agreement not to engage in any conflicting employment or activity during their employment with us and not to disclose or misuse our confidential information. However, it is possible that these agreements may be breached or invalidated, and if so, there may not be an adequate corrective remedy available. Accordingly, we cannot ensure that employees, consultants or third parties will not breach the confidentiality provisions in our contracts, infringe or misappropriate our trade secrets and other proprietary rights or that measures we are taking to protect our proprietary rights will be adequate.

In the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend ourselves against such claims, whether they are with or without merit and whether they are resolved in favor of, or against, our licensors or us, we may face costly litigation and the diversion of management’s attention and resources. As a result of such disputes, we may have to develop costly non-infringing technology or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, or at all.